UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

 HANCOCK FABRICS, INC.
(Issuer)
HF MERCHANDISING, INC.
HANCOCK FABRICS OF MI, INC.
HANCOCKFABRICS.COM, INC.
HANCOCK FABRICS, LLC
HF ENTERPRISES, INC.
HF RESOURCES, INC.
(Guarantors)
(Name of applicant)

 One Fashion Way, Baldwyn, Mississippi 38824
(Address of principal executive offices)

 Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount*

Floating Rate Series A Secured Notes due 2017	Up to an aggregate principal amount of $11,000,000

Approximate date of proposed public offering:
As promptly as possible after the effectiveness of this Application for Qualification

Name and address of agent for service:	With a copy to:
Robert W. Driskell Executive Vice President, Chief Financial Officer and Secretary One Fashion Way Baldwyn, MS 38824 (662) 365-6000	C. Brophy Christensen, Jr., Esq. Eric C. Sibbitt, Esq. O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111 (415) 984-8700

*
The actual aggregate principal amount of Floating Rate Series A Secured Notes due 2017 to be issued pursuant to the Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Company’s Floating Rate Series A Secured Notes due 2013 that are exchanged as described in Item 2.

THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS APPLICATION, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.

GENERAL

1.           General Information.

(a)           The issuer of the New Notes (as defined below) is Hancock Fabrics, Inc. (the “Company”), which is a corporation. The following subsidiaries of the Company will be guarantors of the New Notes (the “Guarantors” and, together with the Company, the “Applicants”): (a) HF Merchandising, Inc., Hancock Fabrics of MI, Inc., Hancockfabrics.com, Inc., HF Enterprises, Inc. and HF Resources, Inc., each of which is a corporation, and (b) Hancock Fabrics, LLC, which is a limited liability company.

(b)           The Company and each of the Guarantors are incorporated under the laws of the State of Delaware.

2.           Securities Act Exemption Applicable.

The Company may issue up to $11,000,000 aggregate principal amount of its new Floating Rate Series A Secured Notes due 2017 (the “New Notes”) and cash consideration in exchange for the Company’s Floating Rate Series A Secured Notes due 2013 (the “Old Notes”). The New Notes will be fully and unconditionally guaranteed on a secured basis by the Guarantors.  The Company may issue the New Notes and the related guarantees (the “Subsidiary Guarantees”) in one or more privately negotiated exchange transactions (collectively, the “Exchanges”) with targeted holders (the “Holders”) of the Old Notes. The Old Notes were originally issued pursuant to an indenture dated June 17, 2008, between the Company and Deutsche Bank National Trust Company. The New Notes and the Subsidiary Guarantees will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification on Form T-3 (this “Application”). For more detailed information on the Indenture, see Item 8 of this Application, “Analysis of Indenture Provisions.” No Exchanges of Old Notes will be accepted, and no New Notes will be issued, before the Indenture has been qualified pursuant to this Application. The aggregate principal amount of New Notes issued pursuant to the Exchanges will depend on the aggregate principal amount of Old Notes tendered for exchange.

The New Notes will be issued by the Company to the Holders in reliance on the exemption provided in Section 3(a)(9) of the Securities Act of 1933, as amended, based upon the following facts:

•	The New Notes are being offered together with cash consideration for exchange by the Company with its existing security holders exclusively and solely for Old Notes of the Company.

•
No sales of securities of the same class as the New Notes and the Subsidiary Guarantees have been or are to be made by any of the Applicants by or through an underwriter at or about the same time as the Exchanges for which the exemption is claimed, nor are there any such sales planned.

•
No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the solicitation of such Exchanges, except for payment by the Company of fees and expenses of the Company’s legal advisors for their legal services and of Deutsche Bank National Trust Company for its services as trustee, paying agent and registrar under the Indenture (the “Trustee”). To the extent solicitations are undertaken by officers and regular employees of any of the Applicants, such officers and regular employees will not receive additional compensation for making such solicitations.

•	None of the Holders has made or will be requested to make any cash payment to any of the Applicants in connection with any Exchange.

AFFILIATIONS

3.           Affiliates.

For purposes of this Application only, the directors and executive officers of each of the Applicants may be deemed to be “affiliates” of such Applicant. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of each of the Applicants, which is incorporated herein by reference.

The following is a list of entities that may be deemed affiliates of the Applicants as of the date of this Application:

Name	Jurisdiction	Owned by	Ownership Percentage
Hancock Fabrics, Inc.	Delaware	N/A	N/	A
Hancockfabrics.com, Inc.	Delaware	Hancock Fabrics, Inc.	100%
Hancock Fabrics of MI, Inc.	Delaware	Hancock Fabrics, Inc.	100%
HF Resources, Inc.	Delaware	Hancock Fabrics, Inc.	100%
HF Merchandising, Inc.	Delaware	HF Resources, Inc.	100%
HF Enterprises, Inc.	Delaware	HF Resources, Inc.	100%
Hancock Fabrics, LLC	Delaware	HF Enterprises, Inc.	100%

The organizational structure of the Applicants may be summarized as follows:
•	Hancock Fabrics, LLC is a direct, wholly owned subsidiary of HF Enterprises, Inc.
•	HF Enterprises, Inc. and HF Merchandising, Inc. are each direct, wholly owned subsidiaries of HF Resources, Inc.
•
HF Resources, Inc., Hancockfabrics.com, Inc. and Hancock Fabrics of MI, Inc. are each direct, wholly owned subsidiaries of Hancock Fabrics, Inc., which is the direct or indirect parent entity of each of the other Applicants.

MANAGEMENT AND CONTROL

4.           Directors and Executive Officers.

Set forth below are the names and all offices of all directors and executive officers of each of the Applicants and all persons chosen to become directors or executive officers. The mailing address for each director and executive officer is c/o Hancock Fabrics, Inc., One Fashion Way,  Baldwyn, Mississippi 38824.

(a) The directors and executive officers of the Company are as follows:

Name	Office(s)
Steven D. Scheiwe	Chairman of the Board of Directors
Steven R. Morgan	President and Chief Executive Officer, Director
Sam P. Cortez	Director
Neil S. Subin	Director
Robert W. Driskell	Executive Vice President, Chief Financial Officer and Secretary
William A. Sheffield	Senior Vice President – Distribution
Susan Van Benten	Senior Vice President – Merchandising
Dennis Lyons	Senior Vice President – Store Operations

(b) The directors and executive officers of HF Enterprises, Inc. are as follows:

Name	Office(s)
Clara M. Owen	Director
Johnna N. Garner	President and Director
Mary S. Stawikey	Secretary and Director
Robert W. Driskell	Vice President

(c) The directors and executive officers of HF Resources, Inc. are as follows:

Name	Office(s)
Clara M. Owen	Director
Johnna N. Garner	President and Director
Mary S. Stawikey	Secretary and Director
Robert W. Driskell	Vice President

(d) The directors and executive officers of HF Merchandising, Inc. are as follows:

Name	Office(s)
Steven R. Morgan	President and Chief Executive Officer, Director
Robert W. Driskell	Executive Vice President, Chief Financial Officer and Secretary, Director
Larry D. Fair	Director
William A. Sheffield	Senior Vice President – Distribution
Susan Van Benten	Senior Vice President – Merchandising
Dennis Lyons	Senior Vice President – Store Operations

(e) The directors and executive officers of Hancock Fabrics of MI, Inc. are as follows:

Name	Office(s)
Steven R. Morgan	President and Chief Executive Officer, Director
Robert W. Driskell	Executive Vice President, Chief Financial Officer and Secretary, Director
Larry D. Fair	Director
William A. Sheffield	Senior Vice President – Distribution
Susan Van Benten	Senior Vice President – Merchandising
Dennis Lyons	Senior Vice President – Store Operations

(f) The directors and executive officers of Hancockfabrics.com, Inc. are as follows:

Name	Office(s)
Steven R. Morgan	Director
Robert W. Driskell	Director
Larry D. Fair	Secretary and Director
Chris Elledge	President
Joseph Finley	Vice President

(g) The managers and executive officers of Hancock Fabrics, LLC are as follows:

Name	Office(s)
Tony Gillette	Manager
John Cooper	Manager
Larry D. Fair	Secretary and Manager
Robert W. Driskell	President
Johnna N. Garner	Vice President

5.           Principal Owners of Voting Securities.

As of October 25, 2012, based on publicly available information, the Company believes that each of the following persons has beneficial ownership and record ownership directly or through financial intermediaries of ten percent or more of the voting securities of the Company:

Names and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned(1)
Aspen Advisors LLC(2) 152 West 57th Street New York, NY 10019	Common Stock	6,668,075	26.4%
Carl E. Berg(3) 10050 Bandley Dr. Cupertino, CA 95014	Common Stock	6,265,400	24.9%
Lightpointe Communications, Inc.(4) 10050 Bandley Dr. Cupertino, CA 95014	Common Stock	3,648,400	14.5%
Berg & Berg Enterprises, LLC(5) 10050 Bandley Dr. Cupertino, CA 95014	Common Stock	2,617,000	12.2%

(1)
Based on 21,506,108 shares of common stock outstanding as of October 25, 2012, and shares the beneficial owner has the right to acquire, which includes shares that may be acquired upon exercise of warrants. As of October 25, 2012, there were outstanding warrants for 9,485,600 shares of common stock, with an exercise price of $1.12.

(2)
This information is based on a Schedule 13D/A filed on January 12, 2011 by Aspen Advisors LLC (“Aspen Advisors”), Lenado, Capital Advisors, LLC, formerly known as Sopris Capital Advisors, LLC (“Lenado Advisors”), Lenado, Partners, Series A of Lenado Capital Partners, L.P., formerly known as Sopris Partners Series A, of Sopris Capital Partners, L.P. (“Lenado Partners”), Lenado Capital, LLC, formerly known as Sopris Capital, LLC (“Lenado Capital”), EnterAspen Limited (“EnterAspen”), Owl Creek Capital LLC (“Owl Creek”), SPV UNO, LLC (“SPV UNO”), SPV Quatro, LLC (“SPV Quatro”) and Nikos Hecht (each a “Reporting Person” and collectively the “Reporting Persons”). The Schedule 13D/A reported that each Reporting Person has the following powers to vote, direct the vote, dispose of or direct the disposition of shares of common stock:

Reporting Person	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose of or direct the disposition of	Shared power to dispose of or direct the disposition of
Aspen Advisors	0	1,349,679	0	1,349,679
Lenado Advisors	0	5,143,859	0	5,143,859
Lenado Partners	0	3,383,930	0	3,383,930
Lenado Capital	0	3,808,678	0	3,808,678
EnterAspen	0	2,684,860	0	2,684,860
SPV UNO	0	174,537	0	174,537
Owl Creek	0	174,537	0	174,537
SPV Quatro	0	2,684,860	0	2,684,860
Nikos Hecht	0	6,668,075	0	6,668,075

The shares reported on Schedule 13D/A included 3,736,475 shares that may be issued pursuant to warrants. Of the shares reported as beneficially owned in this Schedule 13D/A, 3,383,930 shares are owned directly by Lenado Partners, 424,748 shares are owned directly by a private investment partnership with Lenado Capital as its general partner and Lenado Advisors as its manager, 174,537 shares are owned directly by SPV UNO, 2,684,860 shares are owned by EnterAspen, of which 1,349,679 are owned through an account managed by Aspen Advisors and of which 1,335,181 are owned through an account managed by Lenado Advisors. Lenado Capital is the general partner of Lenado Partners and the private investment partnership and, as such, may be deemed to share beneficial ownership of the Common Stock owned directly by such parties. Each of Aspen Advisors and Lenado Advisors is an Attorney−in−Fact of EnterAspen. Mr. Hecht is the managing member of each of Owl Creek, Aspen Advisors and Lenado Advisors and the sole member of the managing member of Lenado Capital. As the managing member of Owl Creek, SPV Quatro and Lenado Advisors, the sole member of the managing member of SPV UNO, Aspen Advisors and Lenado Capital and the owner, directly or indirectly, of a majority of the membership interests in each of Owl Creek, SPV UNO, SPV Quatro, Lenado Capital, Aspen Advisors and Lenado Advisors, Mr. Hecht may be deemed to be the controlling person of Owl Creek, SPV UNO, SPV Quatro, Lenado Capital, Aspen Advisors and Lenado Advisors, and through Lenado Capital, Lenado Partners and the private investment partnership. Each of Aspen Advisors and Lenado Advisors, as investment manager for their respective private clients, and with respect to Lenado Advisors, also as investment manager for Lenado Partners and the private investment partnership, has discretionary investment authority over the Common Stock held by their respective private clients and Lenado Partners and the private investment partnership, as applicable. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by Lenado Partners, the private investment partnership, SPV UNO, SPV Quatro and the private clients of Aspen Advisors and Lenado Advisors, including EnterAspen. Each of Lenado Advisors and Lenado Capital disclaims any beneficial interest in the Common Stock owned by the accounts managed by Lenado Advisors and Aspen Advisors. The principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019. The principal business office of EnterAspen is First Caribbean House, 4th Floor, P.O. Box 487, Grand Cayman, Cayman Islands, KY1−1106. The principal business office of each of Lenado Partners, Lenado Capital, Lenado Advisors, Owl Creek, SPV UNO, SPV Quatro and Mr. Hecht is 314 S. Galena Street, Suite 300, Aspen, CO 81611.

(3)
Includes 2,617,000 shares which are held by Berg & Berg Enterprises, LLC and warrants for 3,648,400 shares which are held by Lightpointe Communication, Inc., both of which Mr. Berg reports as indirectly owned.

(4)	Represents warrants for 3,648,400 shares which Lightpointe Communications, Inc. has the right to acquire upon exercise of the warrants.

(5)
The information as to beneficial ownership is based on a Schedule 13G/A filed by Berg & Berg Enterprises, LLC with the SEC on February 10, 2010, reflecting beneficial ownership of the Company’s common stock.

See Item 3 hereof, “Affiliates,” for information regarding the ownership of the voting securities of the Guarantors.

UNDERWRITERS

6.           Underwriters.

(a)           None.

(b)           The New Notes will be exchanged for Old Notes without the assistance of an underwriter.

CAPITAL SECURITIES

7.           Capitalization.

(a)           The table below sets forth the amount authorized and amount outstanding of each class of securities of each of the Applicants as of October 25, 2012.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share, of the Company(1)	80,000,000 shares	21,506,108 shares
Preferred Stock, par value $0.01 per share, of the Company	5,000,000 shares	0 shares
Floating Rate Series A Secured Notes due 2013 of the Company(2)	$20,000,000	$21,552,558(3)
Common Stock, par value $0.01 per share, of HF Enterprises, Inc.	1,000 shares	1,000 shares
Common Stock, par value $0.01 per share, of HF Resources, Inc.	1,000 shares	1,000 shares
Common Stock, par value $0.01 per share, of HF Merchandising, Inc.	1,000 shares	1,000 shares
Common Stock, par value $0.01 per share, of Hancock Fabrics of MI, Inc.	1,000 shares	1,000 shares
Common Stock, par value $0.01 per share, of Hancockfabrics.com, Inc.	1,000 shares	1,000 shares
Membership Certificates of Hancock Fabrics, LLC	1 certificate	1 certificate

(1)
The Company is party to an Amended and Restated Rights Agreement (as amended, the “Rights Agreement”) which permits stockholders, in certain circumstances, to purchase shares of the Company’s common stock at prices which would be substantially below market value. These circumstances include the earlier of (i) the tenth day after an announcement that a person or group has acquired beneficial ownership of 20% or more of the Company’s common stock, with certain exceptions such as a tender offer that is approved by a majority of the Company’s board of directors, or (ii) the tenth day, or such later date as set by the Company’s board of directors, after a person or group commences, or announces its intention to commence, a tender or exchange offer, the consummation of which would result in beneficial ownership of 30% or more of the Company’s common stock. The Rights Agreement governs the terms of each right that has been issued with each share of the Company’s common stock. Each right initially represents the right to purchase one share of the Company’s common stock.

(2)
In conjunction with the issuance of the Floating Rate Series A Secured Notes due 2013, in August 2008 the Company issued 23,750 warrants, each of which entitles the holder thereof to purchase 400 shares of the Company’s common stock at an exercise price of $1.12 per share and has an expiration date of August 1, 2013. As of October 25, 2012, warrants entitling the purchase of 9,485,600 shares of the Company’s common stock were outstanding.

(3)	Amount outstanding prior to the Exchanges.

(b)           The holders of the Company’s common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. No other securities of the Company are entitled to vote on matters voted on by stockholders, except as expressly permitted by law or as may be determined by the Company’s board of directors in a certificate of designations, preferences and rights.

INDENTURE SECURITIES

8.           Analysis of Indenture Provisions.

The New Notes and the Subsidiary Guarantees will be issued pursuant to, and will be governed by, the Indenture. The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the Indenture, which is filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used below and not otherwise defined herein have the meanings ascribed to them in the Indenture.

(a)           Events of Default; Withholding of Notice

The following will be Events of Default under the Indenture:

(1)           the Company defaults in the payment of interest on, or Additional Amounts with respect to, any New Note when the same becomes due and payable and the Default continues for a period of 30 days; or

(2)           the Company defaults in the payment of the principal of or premium, if any, on any New Note when the same becomes due and payable at maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise; or

(3)           the Company fails to comply with any of its other agreements or covenants in, or provisions of, the New Notes or the Indenture and the Default continues for a period of 60 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 50.1% in principal amount of the outstanding New Notes a written notice specifying such Default and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture; or

(4)           a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Guarantor (or the payment of which is guaranteed by the Company or any Guarantor), whether such Indebtedness or Guarantee exists on the date of the Indenture or shall be created thereafter, which default (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the applicable grace period provided in such Indebtedness on the date of such default (a “Payment Default”) or (ii) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5,750,000 or more; or

(5)           a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any of its Subsidiaries, and such judgment or judgments are not paid, discharged or stayed for a period of 60 days, provided that the aggregate of all such undischarged and unpaid judgments exceeds $5,750,000; or

(6)           The Company or any of its Significant Subsidiaries or group of Subsidiaries that, together taken (as of the latest audited consolidated financial statement for the Company and its Subsidiaries), would constitute a Significant Subsidiary (a “Group of Subsidiaries”), pursuant to or within the meaning of the Bankruptcy Code (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors or (v) generally is not paying its debts as they become due; or

(7)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that, in each case remains unstayed and in effect for 30 consecutive days, and that (i) is for relief against the Company or any Significant Subsidiary or Group of Subsidiaries in an involuntary case, (ii) appoints a Custodian of the Company or any Significant Subsidiary or Group of Subsidiaries or for all or substantially all of the property of the Company or any Significant Subsidiary or Group of Subsidiaries or (iii) orders the liquidation of the Company or any Significant Subsidiary or Group of Subsidiaries; or

(8)           the security interest in the Collateral shall cease to be in full force and effect or enforceable in accordance with the terms of the Collateral Documents or the Indenture.

The Trustee may withhold from holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

(b)           Authentication and Delivery of the New Notes; Use of Proceeds

Two Officers shall sign the New Notes for the Company by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note shall nevertheless be valid. A New Note shall not be valid until authenticated by the manual signature of the Trustee.  The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.  The form of Trustee’s certificate of authentication to be borne by the New Notes shall be substantially as set forth in Exhibit A to the Indenture.

The Trustee shall, upon a written order of the Company signed by two Officers, authenticate New Notes for original issue up to the aggregate principal amount stated in the New Notes. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Notes.  An authenticating agent may authenticate a New Note whenever the Trustee may do so.

With respect to the Global Note, the Company shall execute and the Trustee shall authenticate and deliver the Global Note that (i) shall be registered in the name of the Depository or the nominee of the Depository and (ii) shall be delivered by the Trustee to the Depository or pursuant to the Depository’s instructions or held by the Note Custodian.

The Company will not receive any proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c)           Release and Substitution of Any Property Subject to the Lien of the Indenture

Without the consent of each holder affected, no amendment or waiver may (with respect to any New Notes held by a non-consenting holder) release any of the Collateral from the Lien of the Indenture except in accordance with the terms of the Indenture.

Notwithstanding the foregoing, in the event that the Credit Facility Agent releases or discharges any security interests in, or mortgages or liens upon, any collateral securing the Credit Facility Debt and also securing the Indenture Debt or consents to the Company or any other Loan Party entering into any sale or other disposition of collateral including, without limitation, any agency agreements for the sale of the Company’s or such Loan Party’s assets (each of the foregoing being, a “Release Event”), such guarantors or (as the case may be) such collateral shall thereupon be deemed to have been released from all such security interests, mortgages or liens in favor of the Trustee and any holder, and the Trustee and such holder shall be deemed to have consented to any such sale or disposition (including, without limitation, in relation to any agency agreement).  The Trustee, for itself and on behalf of each Holder, agrees that, within ten (10) days following the Credit Facility Agent’s written request therefor, the Trustee will execute, deliver and file any and all such termination statements, mortgage discharges, lien releases and other agreements and instruments as the Credit Facility Agent reasonably deems necessary or appropriate in order to give effect to the preceding sentence.  The Trustee and each holder irrevocably appoints the Credit Facility Agent, and its successors and assigns, and its officers, with full power of substitution, the true and lawful attorney(s) of the Trustee and such holder for the purpose of effecting any such executions, deliveries and filings if and to the extent that the Trustee shall have failed to perform such obligations pursuant to the foregoing provisions within such ten (10) day period.

The Company shall comply with Section 314(d) of the Trust Indenture Act of 1939, as amended (the “TIA”), relating to the release of Collateral from the Lien of the Indenture and Officers’ Certificates or other documents regarding fair value of the Collateral, to the extent such provisions are applicable. Any certificate or opinion required by TIA Section 314(d) may be executed and delivered by an Officer of the Company to the extent permitted by TIA Section 314(d).

(d)           Satisfaction and Discharge; Defeasance

Satisfaction and Discharge

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of New Notes, as expressly provided for in the Indenture), as to all outstanding New Notes when:

(a)           either (i) all the New Notes theretofore authenticated and delivered (other than New Notes pursuant to the “Replacement of Notes” Section of the Indenture which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all of the New Notes (a) have become due and payable, (b) will become due and payable within the remaining term of the then current Interest Period (as defined in the New Notes) or (c) if redeemable at the option of the Company, are to be called for redemption within the remaining term of the then current Interest Period under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company shall have irrevocably deposited or caused to be deposited with the Trustee cash in United States dollars, non-callable U.S. government securities, or a combination thereof, in an amount sufficient in the written opinion of a firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. government securities have been so deposited) to pay and discharge the entire Indebtedness on the New Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest and Additional Amounts, if any, on the outstanding New Notes to the date of deposit together with irrevocable instructions for the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(b)           the Company has paid all other sums payable under the Indenture; and

(c)           The Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Company may, at the option of its board of directors evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to have either paragraph (1) or (2) below be applied to all outstanding New Notes upon compliance with the conditions set forth below and in Article VIII of the Indenture.

(1)           The Company and each Guarantor shall, subject to the satisfaction of the conditions set forth below and in Article VIII of the Indenture, be deemed to have been discharged from its obligations with respect to all outstanding New Notes (including the Subsidiary Guarantees) on and after the date the conditions set forth below and in Article VIII of the Indenture are satisfied (hereinafter, “Legal Defeasance”).  For this purpose, Legal Defeasance means that the Company and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Notes (including the Subsidiary Guarantees), which shall thereafter be deemed to be “outstanding” only for the purposes of the “Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions” Section of the Indenture and the other sections of the Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under such New Notes, the Subsidiary Guarantees and the Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of holders of outstanding New Notes to receive solely from the trust fund described in the “Conditions to Legal or Covenant Defeasance” Section of the Indenture, and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, and interest and Additional Amounts, if any, on such New Notes when such payments are due, (b) the Company’s obligations with respect to such New Notes under Article 2 (The Notes) and the “Maintenance of Office or Agency” Section of the Indenture, (c) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and the Company’s and the Guarantors’ obligations in connection therewith and (d) Article VIII (Legal Defeasance and Covenant Defeasance) of the Indenture.

(2)           The Company and each Guarantor shall, subject to the satisfaction of the conditions set forth below and in Article VIII of the Indenture, be released from its obligations under the covenants contained in Sections 4.5, 4.8, 4.9 and 4.11 through 4.26 of the Indenture with respect to all outstanding New Notes on and after the date the conditions set forth below and in Article VIII of the Indenture are satisfied (hereinafter, “Covenant Defeasance”), and such New Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of holders of the New Notes (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such New Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding New Notes and Subsidiary Guarantees, the Company and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the Indenture or in any other document and such omission to comply will not constitute a Default or an Event of Default pursuant to the “Events of Default” Section of the Indenture, but, except as specified above, the remainder of the Indenture and such New Notes and Subsidiary Guarantees will be unaffected thereby.

The following shall be the conditions to application of either clauses (1) or (2) above to the outstanding New Notes and the Subsidiary Guarantees:

(A)           the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the New Notes, cash in United States dollars, non-callable U.S. government securities, or a combination thereof, in such amounts as will be sufficient to pay the principal of, premium, if any, and interest and Additional Amounts, if any, on the outstanding New Notes at the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the New Notes are being defeased to maturity or to a particular redemption date, and

(B)           in the case of an election of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding New Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Legal Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred, and

(C)           in the case of an election of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States confirming that the holders of the outstanding New Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred, and

(D)           no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as clauses (g) or (h) of the “Events of Default” Section of the Indenture is concerned, at any time in the period ending on the 91st day after the date of deposit, and

(E)           such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture with the exception of Article 11 thereof) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, including, without limitation, the Credit Facility, and

(F)           the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of New Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others, and

(G)           the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or Covenant Defeasance, as applicable, have been complied with.

(e)	Evidence Required to be Furnished by the Company upon the Indenture Securities to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificates, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking, or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

9.           Other Obligors.

The Company’s obligations with respect to the New Notes will initially be guaranteed by each of the Guarantors, all of which are subsidiaries of the Company. The mailing address for each of the Guarantors is One Fashion Way, Baldwyn, Mississippi 38824.

Contents of Application For Qualification

This application for qualification comprises:

(a)           pages numbered 1 to 15, consecutively;

(b)           the statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture (included as Exhibit T3G hereto); and

(c)           the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description
Exhibit T3A.1	Amended and Restated Certificate of Incorporation of Hancock Fabrics, Inc. (incorporated by reference to Exhibit 99.1 in the Company’s Form 8–K filed on July 31, 2008).
Exhibit T3A.2*	Certificate of Incorporation of HF Enterprises, Inc.
Exhibit T3A.3*	Certificate of Incorporation of HF Resources, Inc.
Exhibit T3A.4*	Certificate of Incorporation of HF Merchandising, Inc.
Exhibit T3A.5*	Certificate of Incorporation of Hancock Fabrics of MI, Inc.
Exhibit T3A.6*	Certificate of Incorporation of Hancockfabrics.com, Inc.
Exhibit T3A.7*	Certificate of Formation of Hancock Fabrics, LLC
Exhibit T3A.8*	Certificate of Amendment to Certificate of Incorporation of HF Merchandising, Inc.
Exhibit T3A.9*	Certificate of Amendment to Certificate of Incorporation of Hancock Fabrics of MI, Inc.
Exhibit T3A.10*	Certificate of Amendment to Certificate of Incorporation of Hancockfabrics.com, Inc.
Exhibit T3B.1	Amended and Restated By-Laws of Hancock Fabrics, Inc. (incorporated by reference to Exhibit 3.1 in the Company’s Form 8–K filed on June 8, 2012).
Exhibit T3B.2*	Bylaws of HF Enterprises, Inc.
Exhibit T3B.3*	Bylaws of HF Resources, Inc.
Exhibit T3B.4*	Bylaws of HF Merchandising, Inc.
Exhibit T3B.5*	By-Laws of Hancock Fabrics of MI, Inc.
Exhibit T3B.6*	By-Laws of Hancockfabrics.com, Inc.
Exhibit T3B.7*	Operating Agreement of Hancock Fabrics, LLC
Exhibit T3B.8*	Amendment to Operating Agreement of Hancock Fabrics, LLC
Exhibit T3B.9*	Second Amendment to Operating Agreement of Hancock Fabrics, LLC
Exhibit T3C*	Form of Indenture between the Company and Deutsche Bank National Trust Company.
Exhibit T3D	Not applicable.
Exhibit T3E	Not applicable.
Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended.
Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*           Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Hancock Fabrics, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Baldwyn and State of Mississippi, on this 30th day of October, 2012.

(SEAL)

By:      /s/ Robert W. Driskell
Name:         Robert W. Driskell
Title:           Executive Vice President and Chief Financial Officer

Attest:

By:      /s/ Steven R. Morgan
Name:         Steven R. Morgan
Title:           Director and President and Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, HF Enterprises, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Baldwyn and State of Mississippi, on this 30th day of October, 2012.

(SEAL)

By:      /s/ Robert W. Driskell
Name:         Robert W. Driskell
Title:           Vice President

Attest:

By:      /s/ Larry D. Fair
Name:         Larry D. Fair
Title:           Assistant Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, HF Resources, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Baldwyn and State of Mississippi, on this 30th day of October, 2012.

(SEAL)

By:      /s/ Robert W. Driskell
Name:         Robert W. Driskell
Title:           Vice President

Attest:

By:      /s/ Larry D. Fair
Name:         Larry D. Fair
Title:          Assistant Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, HF Merchandising, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Baldwyn and State of Mississippi, on this 30th day of October, 2012.

(SEAL)

By:      /s/ Robert W. Driskell
Name:         Robert W. Driskell
Title:           Director and Executive Vice President and Chief Financial Officer

Attest:

By:      /s/ Steven R. Morgan
Name:         Steven R. Morgan
Title:           Director and President and Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Hancock Fabrics of MI, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Baldwyn and State of Mississippi, on this 30th day of October, 2012.

(SEAL)

By:      /s/ Robert W. Driskell
Name:         Robert W. Driskell
Title:           Director and Executive Vice President and Chief Financial Officer

Attest:

By:      /s/ Steven R. Morgan
Name:         Steven R. Morgan
Title:           Director and President and Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Hancockfabrics.com, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Baldwyn and State of Mississippi, on this 30th day of October, 2012.

(SEAL)

By:      /s/ Chris Elledge
Name:         Chris Elledge
Title:           President

Attest:

By:      /s/ Robert W. Driskell
Name:         Robert W. Driskell
Title:          Treasurer and Assistant Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Hancock Fabrics, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Baldwyn and State of Mississippi, on this 30th day of October, 2012.

(SEAL)

By:      /s/ Robert W. Driskell
Name:         Robert W. Driskell
Title:           President

Attest:

By:      /s/ Larry D. Fair
Name:         Larry D. Fair
Title:           Secretary

EXHIBIT INDEX

Exhibit
Number	Description
Exhibit T3A.1	Amended and Restated Certificate of Incorporation of Hancock Fabrics, Inc. (incorporated by reference to Exhibit 99.1 in the Company’s Form 8–K filed on July 31, 2008).
Exhibit T3A.2*	Certificate of Incorporation of HF Enterprises, Inc.
Exhibit T3A.3*	Certificate of Incorporation of HF Resources, Inc.
Exhibit T3A.4*	Certificate of Incorporation of HF Merchandising, Inc.
Exhibit T3A.5*	Certificate of Incorporation of Hancock Fabrics of MI, Inc.
Exhibit T3A.6*	Certificate of Incorporation of Hancockfabrics.com, Inc.
Exhibit T3A.7*	Certificate of Formation of Hancock Fabrics, LLC
Exhibit T3A.8*	Certificate of Amendment to Certificate of Incorporation of HF Merchandising, Inc.
Exhibit T3A.9*	Certificate of Amendment to Certificate of Incorporation of Hancock Fabrics of MI, Inc.
Exhibit T3A.10*	Certificate of Amendment to Certificate of Incorporation of Hancockfabrics.com, Inc.
Exhibit T3B.1	Amended and Restated By-Laws of Hancock Fabrics, Inc. (incorporated by reference to Exhibit 3.1 in the Company’s Form 8–K filed on June 8, 2012).
Exhibit T3B.2*	Bylaws of HF Enterprises, Inc.
Exhibit T3B.3*	Bylaws of HF Resources, Inc.
Exhibit T3B.4*	Bylaws of HF Merchandising, Inc.
Exhibit T3B.5*	By-Laws of Hancock Fabrics of MI, Inc.
Exhibit T3B.6*	By-Laws of Hancockfabrics.com, Inc.
Exhibit T3B.7*	Operating Agreement of Hancock Fabrics, LLC
Exhibit T3B.8*	Amendment to Operating Agreement of Hancock Fabrics, LLC
Exhibit T3B.9*	Second Amendment to Operating Agreement of Hancock Fabrics, LLC
Exhibit T3C*	Form of Indenture between the Company and Deutsche Bank National Trust Company.
Exhibit T3D	Not applicable.
Exhibit T3E	Not applicable.
Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended.
Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*           Filed herewith.